Exhibit 4.2

FORM OF

CONTINGENT VALUE RIGHTS AGREEMENT

by and between

NLS PHARMACEUTICS LTD.,

and

VSTOCK TRANSFER, LLC,

as the Rights Agent

Dated as of [*], 2025

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated [*], 2025 (the “Signing Date”), is by and between, NLS Pharmaceutics Ltd., a corporation incorporated under the laws of Switzerland (“NLS”), and VStock Transfer, LLC, a California limited liability company, as Rights Agent (the “Rights Agent”).

RECITALS

WHEREAS, Kadimastem Ltd., an Israeli publicly traded company limited by shares (“KDST”), NLS and NLS Pharmaceutics (Israel) Ltd., an Israeli company and a direct, wholly owned subsidiary of NLS (“Merger Sub”) have entered into an Agreement and Plan of Merger, dated as of November 4, 2024 (the “Merger Agreement” capitalized terms used but not defined herein shall have the respective meanings given to them in the Merger Agreement), pursuant to which Merger Sub will merge with and into KDST (the “Merger”), with KDST surviving as a wholly owned subsidiary of NLS (the “Surviving Corporation”);

WHEREAS, pursuant to the Merger Agreement, prior to the consummation of the Merger, NLS shall create and issue contractual contingent value rights (each such contingent value right, a “CVR”) relating to the CVR Program (as defined herein) to the record holders of the outstanding shares of NLS Common Stock as of immediately prior to the Effective Time (the “Common Holders”), to the record holders of the outstanding registered preferred shares of NLS, with a nominal value of CHF 0.03 per share (the “Preferred Shares”), as of immediately prior to the Effective Time (the “Preferred Holders”), to the same extent as if a Preferred Holder had held the number of shares of NLS Common Stock acquirable upon complete conversion of the Preferred Shares held by such Preferred Holder into NLS Common Stock, to the record holders of the outstanding preferred participation certificates of NLS (the “Preferred Certificates”), as of immediately prior to the Effective Time (the “Preferred Certificate Holders”), to the same extent as if a Preferred Certificate Holder had held the number of shares of NLS Common Stock acquirable upon complete conversion of the Preferred Certificates held by such Preferred Certificate Holder into NLS Common Stock, and to the holders of the outstanding warrants and pre-funded warrants (collectively, the “Warrants”) of NLS, as of immediately prior to the Effective Time (the “Warrant Holders” and together with the Common Holders, the Preferred Holders, and the Preferred Certificate Holders, the “Holders”), to the same extent as if a Warrant Holder had held the number of shares of NLS Common Stock acquirable upon complete exercise of such Warrant Holder’s Warrants, in each case as determined in accordance with the conversion or exercise terms then in effect under the applicable governing instruments, and

WHEREAS, in accordance with the Merger Agreement, one CVR shall be issued to each Holder for each share of NLS Common Stock beneficially owned by such Holder as of immediately prior to the Effective Time, including (i) each share of NLS Common Stock issuable upon conversion of any Preferred Shares and/or Preferred Certificates held by such Holder and (ii) each share of NLS Common Stock issuable upon exercise of any warrants and/or pre-funded warrants held by such Holder, in each case to the extent outstanding and held by such Holder as of immediately prior to the Effective Time.

NOW, THEREFORE, the parties to this Agreement, for and in consideration of the premises and the consummation of the transactions referred to above, intending to be legally bound, hereby mutually covenant and agree, for the equal and proportionate benefit of all Holders, as follows:

SECTION 1 DEFINITIONS

1.1 Definitions. The following terms shall have the meanings ascribed to them below:

“Acting Holders” means CVR Holders holding not less than 25% of the outstanding CVRs.

“Aggregate Cumulative Net Proceeds” means the net cash amounts actually received by NLS pursuant to the CVR Transaction(s) after deducting (i) all costs and expenses incurred or to be incurred by NLS or any of its Subsidiaries in connection with such CVR Transaction(s), (ii) all reasonable, documented costs of NLS or its Subsidiaries in maintaining the Legacy Assets during the period between the Closing and the consummation of the CVR Transaction(s) in accordance with Section 5.14 of the Merger Agreement, and (iii) the settlement of any Legacy Liabilities.

“Board of Directors” means the board of directors of NLS.

“Board Resolution” means a copy of a resolution certified by a duly authorized officer of NLS, duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Rights Agent.

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in New York are authorized or obligated by law or executive order to remain closed.

“Consenting Holders” means CVR Holders holding not less than 50% of the outstanding CVRs.

“CVR” means the rights of CVR Holders to receive CVR Payment Amounts pursuant to the Merger Agreement and this Agreement.

“CVR Holder” means a Person in whose name a CVR is registered in the CVR Register, who shall initially be the Holders.

“CVR Payment” means a payment in cash of any CVR Payment Amount hereunder.

“CVR Payment Amount” means the Aggregate Cumulative Net Proceeds to be paid to the CVR Holders in respect of a CVR Transaction.

“CVR Program” means the efforts of NLS and its Subsidiaries to maintain and sell the Legacy Assets in accordance with the terms and conditions of the Merger Agreement.

“CVR Transaction” means any transaction between NLS and one or more third parties for the sale or disposition of all or any part of the Legacy Assets.

“Event of Default” means (i) a default by NLS or any of its Subsidiaries in the payment of any CVR Payment after a period of ten (10) Business Days after such CVR Payment shall become due and payable; (ii) a material default in the performance, or breach in any material respect, of any covenant or warranty of NLS or any of its Subsidiaries hereunder, and continued default or breach for a period of 30 days after written notice; or (iii) a court has entered a decree or order for relief in respect of NLS or any of its Subsidiaries in an involuntary case under any applicable bankruptcy, insolvency or other similar Law, and such decree or order shall remain unstayed and in effect for a period of 30 consecutive days, or (iv) NLS or any of its Subsidiaries has commenced a voluntary case under any applicable bankruptcy, insolvency or other similar Law now or hereafter in effect.

“Financial Expert” means an independent certified public accounting firm of nationally recognized standing designated selected jointly by the Acting Holders and NLS.

“NLS Common Stock” means the common stock, 0.03 Swiss Franc (CHF) par value per share, of NLS. All references to numbers of shares of NLS Common Stock, and the par value of NLS Common Stock, shall be appropriately adjusted to reflect any share dividend, split, combination, or other recapitalization affecting the NLS Common Stock occurring after the Signing Date.

“Permitted Transfer” means, with respect to any CVR Holder, a transfer of one or more of such CVR Holder’s CVRs to (i) such CVR Holder’s immediate family member (souse, child or parent), (ii) one or more trusts established in whole or in part for the benefit of such CVR Holder, (iii) one or more entities that are controlled by such CVR Holder where control means ownership of at least 50% of the equity interests there and the right to appoint or elect a majority of the board of directors of such entity, or (iv) a corporation owning, owned by or under common ownership with such CVR Holder.

SECTION 2 CONTINGENT VALUE RIGHTS

2.1 Issuance of CVRs.

(a) CVRs shall be issued and distributed by NLS in the form of a dividend, in connection with the Merger, to each Holder that, as of immediately prior to the Effective Time, (i) is a record holder of shares of NLS Common Stock, (ii) is a record holder of shares of Preferred Stock, to the same extent as if such Holder had held the number of shares of NLS Common Stock acquirable upon complete conversion of such Holder’s Preferred Shares into NLS Common Stock, or (iii) is a Warrant Holder holding an outstanding Warrant, to the same extent as if such Holder had held the number of shares of NLS Common Stock acquirable upon complete exercise of such Warrant. Notwithstanding anything to the contrary, this Agreement shall only become effective as of, and contingent upon, the Closing and shall be void ab initio and of no effect upon the valid termination of the Merger Agreement.

(b) One CVR will be issued with respect to (i) each share of NLS Common Stock issued and outstanding as of immediately prior to the Effective Time, (ii) each share of NLS Common Stock acquirable upon conversion of Preferred Stock held by a Holder, (iii) each share of NLS Common Stock acquirable upon conversion of the Preferred Certificates held by a Holder, and (iv) each share of NLS Common Stock acquirable upon exercise of Warrants held by a Holder, in each case as outstanding and held by such Holder as of immediately prior to the Effective Time and determined in accordance with the conversion or exercise terms then in effect under the applicable governing instruments (without giving effect to any conversion or exercise solely in connection with the Merger). Accordingly, each Preferred Holder will be treated as if such Preferred Holder held, as of immediately prior to the Effective Time, the number of shares of Common Stock acquirable upon complete conversion of the Preferred Shares then held by such Preferred Holder pursuant to the applicable terms of such Preferred Shares (including accrued dividends, conversion rates, anti-dilution adjustments, and any stated floor or cap, as applicable), each Preferred Certificate Holder will be treated as if such Preferred Certificate Holder held, as of immediately prior to the Effective Time, the number of shares of Common Stock acquirable upon complete conversion of the Preferred Certificates then held by such Preferred Certificate Holder pursuant to the applicable terms of such Preferred Certificates, and each Warrant Holder will be treated as if such Warrant Holder held the number of shares of Common Stock acquirable upon exercise of such Warrants pursuant to their terms (including net exercise or cashless exercise mechanics, if applicable).

2.2 Authority. NLS has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of NLS and no other corporate proceedings on the part of NLS are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by NLS and, assuming the due authorization, execution and delivery by the Rights Agent, constitutes a legal, valid and binding obligation of NLS, enforceable against NLS in accordance with its terms. Neither the execution and delivery of this Agreement nor the performance by NLS or any of its Subsidiaries of its or their obligations hereunder or the consummation of the transactions contemplated hereby will (i) conflict with, or result in any violation of any provision of the articles of association, bylaws and other similar organizational documents of NLS, or (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under, any loan or credit agreement, note, mortgage, indenture, lease, or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to NLS or its properties or assets which violation, in the case of clause (ii), individually or in the aggregate, would reasonably be expected to be material to NLS. No consent, approval, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is required by or with respect to NLS in connection with the execution and delivery of this Agreement by NLS or the consummation by NLS of the transactions contemplated hereby.

2.3 Nontransferable. The CVRs shall not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any purported transfer of a CVR other than in a Permitted Transfer shall be null and void ab initio.

2.4 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The Holders’ rights and obligations in respect of CVRs derive solely from this Agreement and will not be evidenced by a certificate or other instrument.

(b) The Rights Agent will keep an up-to-date register (the “CVR Register”) for the registration of the CVRs for the purposes of (i) identifying the holders of CVRs and (ii) registering CVRs and Permitted Transfers thereof. The CVRs shall initially, in the case of the Holders, be registered in the names and addresses of the respective holders as set forth in the form NLS furnishes or causes to be furnished to the Rights Agent pursuant to Section 4.1.

(c) Subject to the restrictions on transferability set forth in Section 2.3, every request made to transfer a CVR must be in writing and accompanied by a written instrument or instruments of transfer and any other requested documentation in a form reasonably satisfactory to the Rights Agent, duly executed by the registered CVR Holder or CVR Holders thereof or by the duly appointed legal representative thereof or by a duly authorized attorney, including the evidence of authority of the party presenting the CVR for transfer, which authority may include, if applicable, a signature guarantee from an eligible guarantor institution participating in a signature guarantee program approved by the Securities Transfer Association. A request for a transfer of a CVR must be accompanied by such documentation establishing that the transfer is a Permitted Transfer as may be reasonably requested by the Rights Agent, if appropriate. Upon receipt of such written request and materials, the Rights Agent will, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions herein, register the transfer of the CVRs in the CVR Register. All duly transferred CVRs registered in the CVR Register will be the valid obligations of NLS, evidencing the same right and will entitle the transferee to the same benefits and rights under this Agreement as those previously held by the transferor. No transfer of a CVR will be valid until registered in the CVR Register, and any transfer not duly registered in the CVR Register will be void and invalid. All costs and expenses related to any transfer or assignment of the CVRs (including the cost of any transfer tax) will be the responsibility of the transferor; provided, however, that the Rights Agent shall not impose a service charge for any registration of a Permitted Transfer.

(d) A CVR Holder (or an authorized representative thereof) may make a request to the Rights Agent to change such CVR Holder’s address of record in the CVR Register. Upon receipt of such request, the Rights Agent shall promptly record the change of address in the CVR Register. The written request must be duly executed by the CVR Holder and conform to such other reasonable requirements as the Rights Agent may from time to time establish.

2.5 Payment Procedure.

(a) Upon the occurrence of CVR Transaction, and in any event within 30 days after the occurrence of CVR Transaction, NLS will deliver to the Rights Agent a certificate (each, a “CVR Payment Reporting Certificate”) certifying that the CVR Holders are entitled to receive a corresponding CVR Payment and setting forth, in reasonable detail, the calculation of the applicable CVR Payment Amount, together with reasonable supporting documentation for such calculation. The Rights Agent shall, within 30 days after its receipt of the CVR Payment Reporting Certificate, deliver to the CVR Holders, using the notice information as set forth in the CVR Register, a copy of the CVR Payment Reporting Certificate.

(b) If upon the determination of the Legacy Sub-Committee to abandon the planned sale of the Legacy Assets in accordance with the terms and conditions of the Merger Agreement, NLS will deliver to the Rights Agent a certificate (the “CVR Program Transaction Non-Achievement Certificate”) stating that no CVR Payment Amount is due and that the CVR Program has been terminated. The Rights Agent shall deliver the CVR Program Transaction Non-Achievement Certificate to each CVR Holder at its registered address within three (3) Business Days of the Rights Agent’s receipt of the CVR Program Transaction Non-Achievement Certificate.

(c) The Acting Holders may object to any determination or calculation set forth in a CVR Payment Reporting Certificate by delivery of a written notice thereof to NLS setting forth in reasonable detail such objection, together with reasonable supporting documentation (an “Objection Notice”), within 60 days following the Rights Agent’s receipt of the applicable CVR Payment Reporting Certificate (such 60-day period, the “Objection Period”). If the Acting Holders do not submit an Objection Notice during the Objection Period, NLS’s determination of the CVR Payment Amount in respect of the applicable CVR Payment Reporting Certificate shall be final and binding on all parties. If the Acting Holders timely deliver to NLS an Objection Notice, NLS and the Acting Holders shall attempt in good faith to resolve such matters within thirty (30) days after receipt of the Objection Notice, and if unable to do so, NLS and the Acting Holders (on behalf of the CVR Holders) shall jointly engage the Financial Expert, whose appointment shall be final, conclusive, and binding on the parties and the CVR Holders. The Financial Expert will, under the terms of its engagement, be appointed to serve as an expert and not an arbitrator, be required to render its written decision with respect to such disputed items and amounts within thirty (30) Business Days from the date of such appointment. The Financial Expert shall deliver to the parties a written report setting forth its adjustments, if any, to the applicable CVR Payment Amount based on the Financial Expert’s determination, solely with respect to the disputed items and amounts in accordance with this Agreement, and such report shall include the calculations supporting such adjustments; provided, that for each item set forth in the Objection Notice, the Financial Expert shall assign a value for each such item no greater than the higher amount, and no less than the lower amount, calculated or set forth in the applicable CVR Payment Reporting Certificate or the Objection Notice with respect to such item, as the case may be. The Financial Expert shall have no power to amend or supplement the terms of this Agreement or the Merger Agreement or act ex aequo et bono. The Financial Expert’s report shall be final, conclusive, and binding on the parties and the CVR Holders, shall not be subject to further review by any court, and no party or CVR Holder nor any of their respective affiliates or representatives may seek recourse to any courts, other tribunals or otherwise, other than to enforce the determination of the Financial Expert. The fees and expenses of the Financial Expert shall be allocated between NLS and the CVR Holders (by deduction from the current or of future CVR Payment Amounts) in the same proportion that the disputed amount to the applicable CVR Payment Amount that was unsuccessfully disputed by (as finally determined by the Financial Expert) bears to the total disputed amount of the applicable CVR Payment Amount. The date on which a CVR Payment Amount becomes final and binding on the parties is referred to herein as a “Payment Determination Date.”

(d) NLS shall, within 30 days following (i) the date of a CVR Payment Reporting Certificate, or (ii) if an Objection Notice is issued pursuant to Section 2.4(c), following the corresponding Payment Determination Date (as applicable, a “CVR Payment Date”), pay the aggregate applicable CVR Payment Amount by wire transfer of immediately available funds to such account as may be designated by the Rights Agent. The Rights Agent will then distribute to each CVR Holder its pro rata share of such CVR Payment Amount based on the number of CVRs held by such CVR Holder as reflected on the CVR Register on the date of the CVR Payment Reporting Certificate or the date of final determination pursuant to this Agreement, as applicable, (A) by check mailed to the address of each such CVR Holder as reflected in the CVR Register as of the close of business on the last Business Day before such CVR Payment Date, or, (B) with respect to any CVR Holder who has provided the Rights Agent with wire transfer instructions meeting the Rights Agent’s requirements, by wire transfer of immediately available funds to such account.

(e) If NLS issues a CVR Program Transaction Non-Achievement Certificate pursuant to Section 2.4(b) and no Objection Notice has been timely delivered to NLS in response to such CVR Program Transaction Non-Achievement Certificate within the Objection Period, then the CVR Holders will have no right to receive a CVR Payment, and NLS and the Rights Agent will have no further obligations with respect to any CVR Payment.

(f) NLS will promptly furnish to the Rights Agent all information and documentation in connection with this Agreement and in the possession of NLS and relating to the CVRs, any CVR Transaction or any CVR Payment(s) that the Rights Agent may reasonably request on behalf of the Holders in order to perform under this Agreement.

(g) NLS acknowledges that the bank accounts maintained by the Rights Agent in connection with the services provided under this Agreement will be in the Rights Agent’s name and that the Rights Agent may receive investment earnings in connection with the investment at the Rights Agent’s risk and for its benefit.

(h) Notwithstanding any other provisions of this Agreement, any portion of the CVR Payment paid by NLS to the Rights Agent that remains unclaimed as of the first anniversary of the expiration of this Agreement pursuant to Section 7.1 shall, to the extent permitted by law, be delivered to NLS or its designee. The Holders shall thereafter look only to NLS for delivery of any owed CVR Payments.

(i) Neither NLS, the Rights Agent nor any of their affiliates shall be liable to any CVR Holder for any payments delivered to a public official pursuant to any abandoned property, escheat law or other similar Law. Any amounts remaining unclaimed by such CVR Holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall be delivered to NLS or its designee. The Holders shall thereafter look only to NLS for delivery of any owed CVR Payments.

(j) If any holder of a Warrant would, with the CVR Payment exceed the beneficial ownership limitation set forth in such Warrant, NLS shall hold such CVR Payment in abeyance until such CVR Payment would not result in the holder of such Warrant exceeding the beneficial ownership limitation contained therein.

2.6 Audit and Information Rights.

(a) Prior to the expiration of this Agreement, and in addition to and without limiting any rights of the Holders pursuant to Section 2.4, NLS shall prepare and deliver to the Rights Agent, simultaneously with its delivery of each CVR Payment Reporting Certificate, a written report, in such form as NLS shall reasonably determine, summarizing the performance of, and significant activity related to, the applicable CVR Transaction (including status updates on negotiations related to potential CVR Transactions not yet executed) and any Aggregate Cumulative Net Proceeds paid or payable (including expectations around upcoming payments and the timing thereof).

(b) In connection with any Objection Notice, NLS shall provide the Financial Expert with reasonable access during normal business hours and upon reasonable advance request to the books and records of NLS to the extent necessary to verify NLS’s calculation of a CVR Payment Amount. Further, subject to not less than five (5) Business Days advance written notice from the Acting Holders, NLS shall permit the Financial Expert, acting as agent of the Acting Holders, to have access during normal business hours to the books and records of NLS as may be reasonably necessary to audit the calculation of any CVR Payment Amount or the calculation of the amount of Aggregate Cumulative Net Proceeds.

2.7 No Voting, Dividends or Interest; No Equity or Ownership Interest in NLS.

(a) The CVRs shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the CVRs to any CVR Holder, except as specifically provided herein.

(b) The CVRs shall not represent any equity or ownership interest in NLS or in any constituent company to the Merger. The rights of the CVR Holders and the obligations of NLS are contract rights limited to those expressly set forth in the Merger Agreement and this Agreement, and such CVR Holders’ sole right to receive property thereunder and hereunder is the right to receive cash received from the CVR Transaction(s) from NLS, if any, through the Rights Agent in accordance with the terms of the Merger Agreement and hereof. It is hereby acknowledged and agreed that a CVR shall not constitute a security of NLS.

2.8 Ability to Abandon the CVR. A CVR Holder may at any time at its option abandon all of its remaining rights in a CVR by transferring the CVR to NLS or any of its successors or assigns without consideration therefor, and NLS shall promptly notify the Rights Agent in writing of such transfer. Nothing in this Section 2.8 is intended to prohibit NLS or any of its Affiliates from offering to acquire CVRs for consideration in its sole discretion. Any CVRs acquired by NLS or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding.

2.9 Withholding. Each of NLS, the Rights Agent, and any other Person who has any obligation to deduct or withhold from any consideration payable pursuant to this Agreement shall be entitled to deduct and withhold, or cause to be deducted or withheld, from the amounts otherwise payable pursuant to this Agreement such amounts as it determines are required by applicable Law to be deducted and withheld. To the extent that amounts are so deducted or withheld and remitted to the appropriate governmental entity in accordance with applicable law, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

SECTION 3 THE RIGHTS AGENT

3.1 Appointment of Rights Agent. NLS hereby appoints the Rights Agent to act as rights agent in accordance with the express terms and conditions set forth in this Agreement, and the Rights Agent hereby accepts such appointment.

3.2 Certain Duties and Responsibilities. The Rights Agent shall not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its willful or intentional misconduct, bad faith, gross negligence or fraud. If NLS shall default on any of its obligations herein (which has not been cured or waived), the Rights Agent may in its discretion proceed to protect and enforce the rights vested in it by this Agreement by commencing a Proceeding; provided that the Rights Agent shall provide reasonably concurrent notice of such commencement. For the avoidance of doubt, any legal proceeding commenced in accordance with this Section 3.2 shall be subject to the provisions of Section 7.9.

3.3 Certain Rights of Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Rights Agent. In addition:

(a) the Rights Agent may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b) whenever the Rights Agent shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may, in the absence of bad faith, gross negligence, willful or intentional misconduct or fraud on its part, rely upon a certificate signed by an authorized officer of NLS, in his or her capacity as such an officer, and delivered to the Rights Agent;

(c) the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon after good faith consultation with NLS;

(d) in the absence of a duty specifically set forth in this Agreement, the permissive rights of the Rights Agent to do things enumerated in this Agreement shall not be construed as a duty;

(e) the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(f) the Rights Agent shall not be liable for or by reason of, and shall be held harmless by Parent with respect to, any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by NLS only;

(g) NLS agrees to indemnify Rights Agent for, and hold Rights Agent harmless against, any loss, liability, claim, demands, suits or expense arising out of or in connection with Rights Agent’s duties under this Agreement, including the reasonable and documented out-of-pocket costs and expenses of defending Rights Agent against any claims, charges, demands, suits or loss, unless such loss shall have been determined by a court of competent jurisdiction to be a result of Rights Agent’s gross negligence, bad faith, willful or intentional misconduct or fraud;

(h) NLS agrees (i) to pay the reasonable and documented out-of-pocket fees and expenses of the Rights Agent in connection with this Agreement, as agreed upon in writing by Rights Agent and NLS on or prior to the date hereof, and (ii) to reimburse the Rights Agent for all taxes and governmental charges, reasonable and documented out-of-pocket expenses and other charges of any kind and nature incurred by the Rights Agent in the execution of this Agreement (other than taxes in respect of fees of the Rights Agent or measured by reference to the Rights Agent’s net or gross income or any similar measure). The Rights Agent shall also be entitled to reimbursement from NLS for all reasonable, documented and necessary out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder.

3.4 Appointment of Successor. The Rights Agent may resign at any time by giving written notice thereof to NLS and the CVR Holders specifying a date when such resignation shall take effect, which notice shall be sent at least 30 days prior to the date so specified.

(a) If the Rights Agent shall resign or become incapable of acting, NLS shall promptly appoint a qualified successor Rights Agent. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent. Notwithstanding the foregoing, if NLS fails to make such appointment within a period of 60 days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then any CVR Holder may apply to any court of competent jurisdiction for the appointment of a new Rights Agent.

(b) NLS shall give notice of each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail, postage prepaid, to the CVR Holders as their names and addresses appear in the CVR Register. Each notice shall include the name and address of the successor Rights Agent. If NLS fails to send such notice within ten (10) days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent shall cause the notice to be mailed at the expense of NLS. Failure to give any notice provided for in this Section 3.4, however, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

(c) Notwithstanding anything to the contrary in this Section 3.4, unless consented to in writing by the Acting Holders, NLS shall not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of a commercial bank.

(d) The Rights Agent will cooperate with NLS and any successor Rights Agent as reasonably requested in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including transferring the CVR Register to the successor Rights Agent.

3.5 Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder shall execute, acknowledge and deliver to NLS and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent hereunder; but, on request of NLS or the successor Rights Agent, such retiring Rights Agent shall execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of the retiring Rights Agent hereunder.

SECTION 4 COVENANTS

4.1 List of Holders. NLS shall furnish or cause to be furnished to the Rights Agent in such form as NLS receives from NLS’s transfer agent (or other agent performing similar services for NLS a true, correct, and complete list (the “List of Holders”) setting forth, as of the close of business on the date immediately preceding the Effective Time: (i) the name, address, and email contact (to the extent available) of each record and, to the extent known to the Company after reasonable inquiry, beneficial owner of NLS Common Stock, (ii) the number and class of shares of NLS Common Stock held by each such owner, (iii) the name of each holder of Preferred Stock, the series and number of Preferred Shares held by each such holder, and the number of shares of NLS Common Stock acquirable upon conversion of such Preferred Shares (including a statement of the then-effective conversion rate and any accrued but unpaid dividends or adjustments included in such calculation), and (iv) the name of each holder of Warrants, the number of Warrants held by such holder, the series/issuance date, exercise price, expiration date, and the number of shares of NLS Common Stock acquirable upon exercise of such Warrants (including whether cash or cashless/net exercise is permitted). The Rights Agent will reflect all such names and addresses on the CVR Register and confirm the write up of the CVR Register and list of initial Holders to NLS and, in any event, within 30 calendar days of the receipt of such names and addresses from NLS’s transfer agent. For purposes of CVR issuance and allocation, each Preferred Holder, each Preferred Certificate Holder, and each Warrant Holder will be treated as holding, as of immediately prior to the Effective Time, the number of shares of NLS Common Stock acquirable upon complete conversion of such Preferred Stock and Preferred Certificate and upon exercise of such Warrants, respectively, in each case determined in accordance with the governing instruments then in effect (without giving effect to any conversion or exercise solely in connection with the Merger), as reflected on the List of Holders.

4.2 Payment of CVR Payments. NLS shall duly and promptly deposit with the Rights Agent for payment to each CVR Holder each CVR Payment, if any, in the manner provided for in Section 2.5 and in accordance with the terms of this Agreement.

4.3 No Conflict. NLS will not, and will cause each of its Subsidiaries not to, enter into any agreement with any Person that is, or otherwise take any actions or inactions, in conflict with this Agreement in any material respect or materially adversely affect the performance of its obligations under this Agreement.

4.4 Further Assurances. NLS hereby agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered, all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

SECTION 5 AMENDMENTS

5.1 Amendments Without Consent of CVR Holders.

(a) Subject to Section 5.3, whether with or without the consent of any CVR Holders, the Rights Agent and NLS, when authorized by a Board Resolution, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i) to evidence the succession of another Person as a successor Rights Agent and the assumption by any successor of the covenants and obligations of the Rights Agent herein;

(ii) to add to the covenants of NLS such further covenants, restrictions, conditions or provisions as the Board of Directors and the Rights Agent shall consider to be for the protection or benefit of the CVR Holders; provided that, in each case, such provisions shall not adversely affect the interests of the CVR Holders;

(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions shall not adversely affect the interests of the CVR Holders;

(iv) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act or the Exchange Act or any applicable state securities or “blue sky” laws; provided that, such provisions shall not adversely affect the interests of the CVR Holders; or

(v) any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of the CVR Holders.

(b) Promptly after the execution by NLS and the Rights Agent of any amendment pursuant to the provisions of Section 5.1(a), NLS shall mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the CVR Holders at their addresses as they shall appear on the CVR Register, setting forth (i) in general terms the substance of such amendment and (ii) the text of such amendment.

5.2 Amendments with Consent of Consenting Holders.

(a) Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the CVR Holders), with the prior consent of the Consenting Holders, whether evidenced in writing or taken at a meeting of the CVR Holders, NLS, when authorized by a Board Resolution, and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is adverse to the interest of the CVR Holders.

(b) Promptly after the execution by NLS and the Rights Agent of any amendment pursuant to the provisions of Section 5.2(a), NLS shall mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the CVR Holders at their addresses as they shall appear on the CVR Register, setting forth in (i) general terms the substance of such amendment and (ii) the text of such amendment.

5.3 Execution of Amendments. As a condition precedent to the execution of any amendment permitted by this Section 5, the Rights Agent shall be entitled to receive, and shall be fully protected in relying upon, an opinion of counsel selected by NLS stating that the execution of such amendment is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants or duties under this Agreement or otherwise. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent.

5.4 Effect of Amendments. Upon the execution of any amendment under this Section 5, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every CVR Holder shall be bound thereby.

SECTION 6 Remedies in the Event of Default

6.1 Action by Rights Agent. If an Event of Default occurs and is continuing or uncured, then the Rights Agent, or either party upon the written request of the Consenting Holders, may bring legal action to protect the rights of the CVR Holders, including action for payment of amounts due, for damages or for injunctive relief. In any such action, the Rights Agent shall be deemed to represent all CVR Holders. Amounts collected by the Rights Agent in any such suit shall be paid first to reimburse the legal fees and other costs and expenses incurred by the Rights Agent and the balance shall be distributed to the CVR Holders.

6.2 Limitations on Suits by CVR Holders. Subject to the rights of the CVR Holders under Section 6.3, no CVR Holder shall have any right under this Agreement to commence proceedings under or with respect to this Agreement, or for the appointment of a trustee, receiver, liquidator, custodian or similar official, for any other remedy hereunder, provided that Acting Holders shall have the right to institute an action to enforce this Agreement if (i) such Acting Holders shall have given the Rights Agent written notice of an Event of Default that is continuing or uncured, made written request upon the Rights Agent to institute such action in its own name as Rights Agent, offered to the Rights Agent such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred in such action, (ii) the Rights Agent for thirty (30) days after its receipt of such notice, request and offer of indemnity shall have failed to institute any such action, and (iii) no direction inconsistent with such written request shall have been given to the Rights Agent pursuant to Section 6.5. No CVR Holder shall have the right to prejudice the rights of other CVR Holders or to obtain or seek priority over any other CVR Holder or to enforce any right under this Agreement except for the ratable and common benefit of all CVR Holders.

6.3 Unconditional Right of CVR Holders to Institute Certain Suits. Notwithstanding any other provision in this Agreement, the right of any CVR Holder to receive or enforce payment of the amounts payable in respect of the CVR Holder’s CVRs shall not be impaired without the consent of such CVR Holder.

6.4 Control by CVR Holders. The Acting Holders shall have the right to direct the conduct of any action for any remedy available to the Rights Agent, or exercising any power conferred on the Rights Agent by this Agreement; provided that the Rights Agent shall have the right to decline to follow any such direction if the Rights Agent, being advised by counsel, shall determine that the action or proceeding so directed may not lawfully be taken or if the Rights Agent, in good faith by its board of directors, the executive committee, or a committee of directors or responsible officers of the Rights Agent, shall determine that the action or proceedings so directed would involve the Rights Agent in personal liability or if the Rights Agent in good faith shall determine that the actions or forbearances specified in directions would unduly prejudice the interests of CVR Holders not joining in the giving of such directions.

6.5 Rights Agent to Give Notice of Default. The Rights Agent shall give CVR Holders notice by mail of defaults which have occurred and are continuing or uncured for more than 30 days.

SECTION 7 MISCELLANEOUS PROVISIONS

7.1 Termination. This Agreement will be terminated and of no force or effect, the parties will have no liability hereunder (other than with respect to monies due and owing by NLS to the Rights Agent and the obligations that expressly survive the termination or expiration of this Agreement) and no payments will be required to be made, upon the earlier to occur of: (a) the first date on which all of the Legacy Assets have been sold or otherwise disposed, (b) the delivery of a written notice of termination duly executed by NLS and the Consenting Holders, and (c) the delivery by NLS of a CVR Program Transaction Non-Achievement Certificate and the delivery by the Rights Agent of a copy of such CVR Program Transaction Non-Achievement Certificate to the CVR Holders in accordance with Section 2.5(b) above. For the avoidance of doubt, the termination of this Agreement will not affect or limit the right to receive any CVR Payments under this Agreement to the extent earned prior to termination of this Agreement and the provisions applicable thereto will survive the expiration or termination of this Agreement.

7.2 Entire Agreement; Counterparts. This Agreement and the Merger Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties hereto with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

7.3 Notices to Rights Agent or Parent. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (a) on the date sent by e-mail (with telephonic confirmation of receipt by the addressee thereof) if sent prior to 5:00 p.m. Eastern Time on a Business Day, and on the next Business Day if sent after 5:00 p.m. on a Business Day or on a day other than a Business Day, (b) when delivered, if delivered personally to the intended recipient, or (c) one (1) Business Day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a party at the following address for such party:

if to NLS:

NLS Pharmaceutics Ltd.

Address: The Circle 6

8058 Zurich, Switzerland

Attention: Alex Zwyer

Email: acz@nls-pharma.com

with copies (that shall not constitute notice) to:

Pearl Cohen
7 Times Square
New York, NY 10035
And by email igerzi@pearlcohen.com

if to the Rights Agent:

VStock Transfer, LLC

18 Lafayette Place

Woodmere, New York 11598

Attention: VStock Transfer Action Team

Email: Action@vstocktransfer.com

7.4 Notice to CVR Holders. Notices, requests, instructions or other documents to be given under this Agreement to CVR Holders shall be in writing and shall be deemed given (unless otherwise herein expressly provided) when mailed, first-class postage prepaid, to each CVR Holder affected by such event, at his, her or its address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to CVR Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular CVR Holder shall affect the sufficiency of such notice with respect to other CVR Holders.

7.5 Successors and Assigns; Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective permitted successors and assigns.

7.6 NLS Successors and Assigns. NLS may assign or otherwise transfer any or all of its rights, interests and obligations, with the prior written consent of the Consenting Holders, to any other Person (each, an “Assignee”); provided that the Assignee agrees in a writing delivered to Rights Agent that Assignee shall assume and be bound by all of the terms and conditions of this Agreement. This Agreement will be binding upon, inure to the benefit of and be enforceable by NLS’ successors and each Assignee. NLS shall agree to remain liable for the performance by each Assignee of all obligations of NLS hereunder. Subject to compliance with the requirements set forth in this Section 7.6 relating to assignments or other transfers, this Agreement shall not restrict NLS’s ability to merge or consolidate with, or sell, issue, license or dispose of its stock or other equity interests or assets to, any other Person, or spin-off or split-off. Each of NLS’s and its Affiliates’s respective successors and each Assignee shall, by a supplemental contingent consideration payment agreement or other acknowledgement executed and delivered to the Rights Agent, expressly assume the due and punctual payment of the CVR Payments and the due and punctual performance of every duty, obligation, agreement and covenant of this Agreement on the part of NLS to be performed or observed (or to be observed) by NLS. The Rights Agent may not assign this Agreement without NLS’s prior written consent. Any attempted assignment, transfer or delegation of this Agreement or any such rights in violation of this Section 7.6 shall be void and of no effect.

7.7 Benefits of Agreement. Nothing in this Agreement, express or implied, shall give to any Person (other than the parties hereto, the CVR Holders and their permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto, the CVR Holders and their permitted successors and assigns. The rights of CVR Holders and their permitted successors and assigns hereunder are limited to those expressly provided in this Agreement and the Merger Agreement. Notwithstanding anything to the contrary contained herein, any CVR Holder or CVR Holder’s successor or assign pursuant to a Permitted Transfer may agree to renounce, in whole or in part, its rights under this Agreement by written notice to the Rights Agent and NLS, which notice, if given, shall be irrevocable.

7.8 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

7.9 Dispute Resolution; WAIVER OF JURY TRIAL.

(a) Resolution of any dispute arising hereunder shall be by arbitration in New York City in front of a single arbitrator under the auspices of the American Arbitration Association. The arbitrator shall issue a written ruling on such ruling may be enforced against the parties hereto in any court of competent jurisdiction. It shall be a condition of the appointment of the arbitrator that he/she shall commit to issue a final, written decision of the dispute within 90 days of his/her appointment. The parties recognize the importance of such tight time-frame and shall not request extensions thereof, nor shall the arbitrator grant any such extensions.

(b) EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.9(b).

7.10 Legal Holidays. In the event that any CVR Payment Date shall not be a Business Day, then, notwithstanding any provision of this Agreement to the contrary, any payment required to be made in respect of the CVRs on such date need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the CVR Payment Date.

7.11 Severability. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

7.12 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(c) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

7.13 Confidentiality.

(a) “Confidential Information” shall mean any and all technical or business information relating to a party, including, without limitation, financial, marketing and product development information, stockholder information (including any non-public information of such stockholder), and proprietary information that is disclosed or otherwise becomes known to the other party or its Affiliates, agents or representatives before or during the term of this Agreement. Confidential Information shall not include any information that is: (a) already known to the other party or its Affiliates at the time of the disclosure, provided that such prior knowledge can be substantiated by the written records of such party; (b) publicly known at the time of the disclosure or becomes publicly known through no wrongful act or failure of the other party; (c) subsequently disclosed to the other party or its Affiliates on a non-confidential basis by a third party not having a confidential relationship with the owner and which rightfully acquired such information; or (d) independently developed by one party without access to the Confidential Information of the other, provided that such independent development can be substantiated by the written records of such party. This Agreement, including all of its terms and conditions, will not be deemed to be Confidential Information and may be publicly disclosed by NLS.

(b) All Confidential Information of a party will be held in confidence by the other party with at least the same degree of care as such party protects its own confidential or proprietary information of like kind and import, but not less than a reasonable degree of care. Neither party will disclose in any manner Confidential Information of the other party in any form to any person or entity without the other party’s prior consent. However, each party may disclose relevant aspects of the other party’s Confidential Information to its officers, Affiliates, agents, subcontractors and employees to the extent reasonably necessary to perform its duties and obligations under this Agreement. Without limiting the foregoing, each party will implement such physical and other security measures and controls as are necessary to protect (a) the security and confidentiality of Confidential Information; (b) against any threats or hazards to the security and integrity of Confidential Information; and (c) against any unauthorized access to or use of Confidential Information. To the extent that a party delegates any duties and responsibilities under this Agreement to an agent or other subcontractor, the party ensures that such agent and subcontractor are contractually bound to confidentiality terms consistent with the terms of this Section 7.13.

(c) In the event that any requests or demands are made for the disclosure of Confidential Information, other than requests to Rights Agent for stockholder records pursuant to standard subpoenas from state or federal government authorities (e.g., divorce and criminal actions), the party receiving such request will promptly notify the other party to secure instructions from an authorized officer of such party as to such request and to enable the other party the opportunity to obtain a protective order or other confidential treatment, unless such notification is otherwise prohibited by law or court order. Each party expressly reserves the right, however, to disclose Confidential Information to any person whenever it is advised by counsel that it may be held liable for the failure to disclose such Confidential Information or if required by law or court order.

(d) As may be required by law and without limiting any party’s rights in respect of a breach of this Section 7.13, each party will promptly:

(i) notify the other party in writing of any unauthorized possession, use or disclosure of the other party’s Confidential Information by any person or entity that may become known to such party;

(ii) furnish to the other party full details of the unauthorized possession, use or disclosure; and

(iii) use commercially reasonable efforts to prevent a recurrence of any such unauthorized possession, use or disclosure of Confidential Information.

7.14 Further Assurances. Subject to the provisions of this Agreement, the parties hereto will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other parties hereto may reasonably require to effectively carry out or perform the provisions of this Agreement.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

NLS Pharmaceutics Ltd.

By:
Name:
Title:

VStock Transfer, LLC

By:
Name:
Title:

[Signature Page to NLS Pharmaceutics Ltd. CVR Agreement]